Exhibit 12
AMR CORPORATION
Computation of Ratio of Earnings to Fixed Charges
 (in millions)

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007

Earnings (loss):
Earnings (loss) before income taxes	$(1,448)	$317	$(1,776)	$398

Add: Total fixed charges (per below)	397	459	806	938

Less: Interest capitalized	8	5	13	14
Total earnings (loss) before income taxes	$(1,059)	$771	$(983)	$1,322

Fixed charges:
Interest	$172	$220	$352	$447

Portion of rental expense representative of the interest factor	206	221	419	454

Amortization of debt expense	19	18	35	37
Total fixed charges	$397	$459	$806	$938

Ratio of earnings to fixed charges	-	1.68	-	1.41

Coverage deficiency	$1,456	$-	$1,789	$-